NYSE-AMEX, TSX Symbol: NG
News Release

NovaGold Files Preliminary Base Shelf Prospectus for Future Financings

December 7, 2009 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) has today filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada, except Quebec, and a corresponding registration statement with the United States Securities and Exchange Commission. The shelf prospectus filed today is intended to replace the Company’s previous shelf prospectus, originally filed on March 19, 2007, which expired on May 16, 2009. These filings, when made final, will allow the Company to make offerings of debt securities (“Debt Securities”), preferred shares and common shares (“Equity Securities”), warrants to purchase Equity Securities and warrants to purchase Debt Securities, share purchase contracts and share purchase or equity units (collectively, the “Securities”) or any combination thereof up to an aggregate initial offering price of US$500,000,000 during the 25-month period that the final short form base shelf prospectus remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement and, subject to applicable regulations, may include At-the-Market transactions, private placements, public offerings or strategic investments. The net proceeds from the sale of the Securities will be used for general corporate purposes, including funding potential future acquisitions and capital expenditures.

A registration statement relating to these Securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These Securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

A copy of the preliminary short form base shelf prospectus and any shelf prospectus supplements that may be filed in the future may be obtained from the Company’s Corporate Secretary by emailing info@novagold.net or directing a request to NovaGold at Suite 2300, 200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4, telephone 1-866-669-6227, Attn: Corporate Secretary.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest reserve/resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available by email at info@novagold.net.

# # #

NovaGold Contacts

Greg Johnson
Vice President, Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s use of proceeds from the sale of Securities and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.